FORM N-18-F


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


     NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.







                         MANNING & NAPIER FUND, INC.
                              (File No. 2-92633)












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                           NOTIFICATION OF ELECTION


     The undersigned open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                  SIGNATURE


       Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Rochester and the state of New York on the 8th day of November, 1995.


               Signature:  Manning & Napier Fund, Inc.


                      By:  /s/Barbara Lapple
                              Barbara Lapple, Corporate Secretary




Attest:  /s/Timothy Mullaney
            Timothy Mullaney
            Treasurer